Exhibit 6.2

Portions of this document have been omitted as permitted by the rules of the Securities and Exchange Commission. [*] designates the omitted information.

EMPLOYMENT AND NON-COMPETE AGREEMENT

This Employment and Non-Compete Agreement (the “Agreement”) is made as of April 23, 2021, between MHHC ENTERPRISES, INC., including all subsidiaries thereof (the “Company”) and Anderson Salgado (the “Executive”). Subject to the foregoing, the Company and Executive hereby agree as follows:

1. Employment. The Company agrees to employ Executive in the position set forth herein and Executive accepts such employment by the Company upon the terms and conditions set forth in this Agreement, for the period beginning on the date of execution of this Agreement and ending upon termination pursuant to paragraph 4 or after three (3) years from the execution of this Agreement, whichever occurs first (the “Employment Period”).

2. Compensation and Benefits.

(a) In consideration for the valuable services to be rendered by Executive and for Executive’s agreement not to compete against the Company or any of the Company’s wholly-owned subsidiaries or partner corporations as described in paragraph 6, the Company hereby agrees that commencing upon the signing of this Agreement and throughout the duration of the Employment Period, the Company will pay Executive in Common Stock shares of the Company based upon certain Triggering Events as described in Section 2(c) below. Executive shall also be eligible to receive such Additional Compensation as described in Section 2(d) below. Any and all compensation shall only accrue during the Employment Period.

(b) Executive will not be expected to pay any expenses from his own finances on behalf of the Company and should, in the event that expenses will be incurred, forward such invoice or expense to the Company for payment.

(c) Stock Compensation and Triggering Events. Executive shall be compensated in the form of Common Shares of the Company only upon and at such time as successful completion of the following “Triggering Events,” provided however, that in such event that Executive does not successfully complete the individual Triggering Event, as determined in the sole discretion of the Company, Executive shall not receive such Common Shares and if any such Common Shares were issued prior to successful completion of the respective Triggering Events, Executive shall be responsible for returning all such Common Shares to the Company and shall not be entitled to the benefit of such shares:

i.	One Million (1,000,000) shares shall be granted to Executive upon successful completion of ONBLi.com on behalf of the Company, including but not limited to all timeline deliverables from [*] and [*] as defined in such agreement between Company and each respective third-party company, attached hereto as Exhibit A, and a fully functional e-commerce website which shall have the ability to conduct sales transactions.

ii.	Four Million (4,000,000) shares shall be issued to Executive in tranches on One Million (1,000,000) each upon each One Million Dollars ($1,000,000) earned in gross revenues generated through sales on ONBLi Inc.

iii.	Executive will be able to operate independently with his companies [*], and any wholly owned subsidiaries of such companies (“Executive’s Companies), and all such business of Executive’s Companies shall remain in the sole control of Executive, including any revenues and business decisions, until such time as the Company shall acquire any or all of Executive’s Companies. At the time of such acquisition, if at all, the Company shall only have ownership and control of those of Executive’s Companies that were acquired.

iv.	Executive will not be subject to any moonlighting clause as long as fiduciary duties are met in accordance with the responsibilities, performance, and regulatory standards previously defined in writing by the Board of Directors of the Company or majority equity holders.

(d) Additional Compensation upon Successful Acquisition of Target(s). During the Employment Period, Executive may be eligible to earn such Additional Compensation upon successful acquisition of Acquisition Targets listed below by the Company and upon positive net profits earned by each Acquisition Target. In order for Executive to be eligible for the Additional Compensations as described in this paragraph, Executive must have been the responsible party for bringing such Acquisition Target to the Company and the Company must deem that such Acquisition will be beneficial to the Company and successfully negotiate and acquire such Acquisition Target. In the event that Termination pursuant to Paragraph 4 below occurs prior to the expiration of the Employment Period, Executive shall be paid any earned Additional Compensation on a pro-rata basis for the year in which termination occurs, unless either (1) Executive’s death or permanent disability, or (2) Company terminates Executive without Cause, as defined herein. In such case as (1) or (2), Executive shall continue to receive Additional Compensation pursuant to this subparagraph 2(d) for the remainder of the Employment Period. At the expiration of the Employment Period, Executive shall cease to be eligible to earn continuing compensation under this Agreement.

i.	Acquisition Targets to become wholly owned subsidiaries of the Company.

i.	[*]
ii.	[*]
iii.	[*]
iv.	[*]
v.	[*]
vi.	[*]
vii.	[*]
viii.	[*]
ix.	[*]
x.	[*]
xi.	[*]
xii.	[*]
xiii.	[*]
xiv.	[*]
[*]

(e) After successful acquisition of one or more of Executive’s Companies, [*], Executive will have the option to additionally earn salary, benefits, and annual profit compensation based on annual net profits. Such salary will be stipulated after the acquisitions and in alignment with his duties and responsibilities as the CEO of ONLBi, Inc. Such salary will range between $180,000 - $250,000 per year, provided that one or more of the acquired Executive’s Companies in aggregate make an amount in net profits that the Company deems able to sustain such salary, plus such Compensation and Additional Compensation as is listed herein.

3. Services. During the Employment Period, Executive agrees to devote Executive’s commercially reasonable efforts and substantially all of Executive’s business time and attention to the business affairs of the Company, as Chief Executive Officer (“CEO”) of ONBLi Inc., with duties including, but not limited to, those listed below, with the exception that those duties and authorities as CEO of ONBLi Inc. shall be in compliance with all of the Company’s then-current internal controls, policies and procedures, covenants (each of which will be provided to Executive in writing) and regulatory and reporting requirements (except for reasonable vacation periods subject to the reasonable approval of the Company or reasonable periods of illness or other incapacity). Executive shall be responsible for all duties reasonably requested by the Company in his position as CEO of ONBLi Inc. During the Employment Period, Executive agrees to render such services as the Company may from time to time direct, consistent with his position as the CEO of ONBLi Inc. During the Employment Period, Executive agrees that Executive will not, except with the prior written consent of the Company and except for such business allowed pursuant to Paragraph 2(c) of this Agreement , become engaged in or render services for any business other than the business of the Company including any wholly owned subsidiaries of the Company. The Company agrees that during the Employment Period, Executive shall not be required to relocate from his current residence. It shall not be a violation of this Agreement for the Executive to (A) serve on corporate, civic, or charitable boards or committees, (B) deliver lectures, fulfill speaking or writing engagements or teach at educational institutions, and (C) manage personal investments, so long as such activities do not interfere with the performance of the Executive’s responsibilities to the Company in accordance with this Agreement.

i.	Specific Duties. Executive shall be responsible for the following duties, in addition to any reasonably requested duties as requested by the Company and described above.

a.	Project Management of ONBLi.com: Executive shall be the lead manager of this project and shall be responsible for facilitating the implementation, development, testing, infrastructure buildout, and live launch of ONBLi.com.

b.	Managing Project Expenditures: All expenses related to the development and implementation of ONBLi.com will be paid through ONBLi Inc. and all monthly recurring or contractual obligations to support infrastructure of ONBLi.com will be in the name of ONBLi Inc.

c.	Manage Project Payment Schedule on behalf of the Company.

4. Termination.

(a) The Employment Period will continue from the date of the signing of this Agreement unless terminated earlier by (a) Executive’s death or permanent disability, (b) Executive’s resignation (other than for Good Reason, as hereinafter defined) upon ninety (90) days prior written notice to the Company, or (c) the Company for Cause, as hereinafter defined. For the purposes of this Agreement, the term “permanent disability” shall be as determined by the relevant insurance company under the then-current health care and insurance policies of the Company which are applicable to Executive.

(b) For purposes of this Agreement, “Good Reason” shall mean the occurrence, without the Executive’s written consent, of any of the following circumstances (except in each case in connection with the termination of the Executive’s employment for Cause or disability or as a result of the Executive’s death or temporarily as a result of the Executive’s illness or other absence): (i) a material breach by the Company of any provision of this Agreement including, but not limited to, (A) failure to pay earned Compensation or Additional Compensation or benefits after the date when due or (B) the failure to appoint the Executive to the position provided for herein, provided that, Executive provides the Company with written notice of such breach within ninety (90) days following the occurrence of such breach specifying in reasonable detail the facts and circumstances alleged to constitute such breach and the Company fails to cure such breach within thirty (30) days after receipt of such notice; (ii) any material adverse alteration or diminution of the Executive’s position, duties or responsibilities under this Agreement or the assignment to the Executive of duties or responsibilities materially inconsistent with the Executive’s position as CEO of ONBLi Inc., provided that, Executive provides the Company with written notice of such breach within ninety (90) days following the occurrence of such alteration, diminution or assignment specifying in reasonable detail the facts and circumstances alleged to constitute such alteration, diminution or assignment and the Company fails to cure such alteration, diminution or assignment within thirty (30) days after receipt of such notice, or (iii) the relocation of the Company’s principal executive offices to a location more than 50 miles from its location as of the execution of this Agreement.

(c) For purpose of this paragraph 4, “Cause” shall mean (i) the repeated failure or refusal of Executive to follow the lawful directives of the Company or their designee (except due to sickness, injury or disabilities) that are consistent with the Executive’s position as the CEO of ONBLi Inc., provided that, the Company provides the Executive with written notice of such breach within ninety (90) days following the occurrence of such breach specifying in reasonable detail the facts and circumstances alleged to constitute such breach and the Executive fails to cure such breach within thirty (30) days after receipt of such notice, (ii) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) by Executive, which, in the good faith judgment of the Company materially injures the Company, including the repeated failure to follow the lawful policies and procedures of the Company, which in all cases have been provided to the Executive in writing, provided that, the Company provides the Executive with written notice of such breach within ninety (90) days following the occurrence of such breach specifying in reasonable detail the facts and circumstances alleged to constitute such breach and the Executive fails to cure such breach within thirty (30) days after receipt of such notice, (iii) a material breach of this Agreement by Executive provided that, the Company provides the Executive with written notice of such breach within ninety (90) days following the occurrence of such breach specifying in reasonable detail the facts and circumstances alleged to constitute such breach and the Executive fails to cure such breach within thirty (30) days after receipt of such notice, or (iv) the conviction by Executive of a felony or other crime involving moral turpitude or the commission by Executive of an act of financial dishonesty (which for purposes of this Agreement shall be defined as an intentional act by the Executive to obtain a financial benefit from the Company that he is not legally or contractually entitled to) against the Company.

5. Consequences of Termination.

(a) Upon any termination by the Company for Cause, or upon Executive’s decision to leave the Company other than for Good Reason, Executive shall be entitled to be paid any earned Compensation in Common Shares and any earned Additional Compensation to the date of termination and the Company shall have no further liability hereunder (other than for reimbursement for reasonable business expenses incurred prior to the date of termination, indemnification in accordance with applicable law, the certificate of incorporation, bylaws, other constitutive documents of the Company and the Policy and the other vested benefits).

(b) Upon any termination by the Company without Cause, the death or permanent disability of Executive, or by Executive for Good Reason, the Company shall pay to the Executive (i) any unpaid Common Stock accrued as of the date of termination, and (ii) any Additional Compensation payable for the remainder of the Employment Period as defined herein. The Company shall have no further liability hereunder (other than for indemnification in accordance with applicable law, the certificate of incorporation, bylaws, other constitutive documents of the Company and the Policy and the other vested benefits).

6. Non-Compete.

(a) In the event the Employment Period is terminated by the Company for Cause or by the Executive other than for Good Reason, then the non-compete provisions of this paragraph 6 will apply to Executive. In the event the Employment Period is otherwise terminated, such as by the Company without Cause or by the Executive for Good Reason, then no part of this paragraph 6 will apply to Executive. In the event of Termination for any reason, with or without Cause and with or without Good Reason, Executive shall retain the full ability and control over Executive’s Companies, as detailed herein, only in such case as Executive’s Companies have not been acquired by the Company at the time of Termination. Executive agrees that, while the business of Executive’s Companies may be in the same field as the Company, Executive shall not, in the operation of Executive’s Companies use any knowledge or proprietary information or engage to do business with any of the Company’s current, former, or prospective clients, Acquisition Targets, or any other individuals or businesses as listed by the Company at the time of Termination.

(b) Executive recognizes and acknowledges that by virtue of accepting employment hereunder, Executive will acquire valuable training and knowledge, enhance Executive’s professional skills and experience, and learn proprietary trade secrets and Confidential Information of the Company. In consideration of the foregoing and this employment contract, Executive agrees that during the Employment Period and for six (6) months (the “Non-Compete Period”), Executive will not directly or indirectly (whether as employee, director, owner, stockholder, consultant, partner (limited or general) or otherwise) own, manage, control, participate in, consult with, advertise on behalf of, render services for or in any manner engage in any competitive business of soliciting or providing any warranty services, consulting or any other services and/or products of any type whatsoever to any federal, state and/or local governments, agencies, entities doing business with any such governments and/or agencies, and/or to any existing or targeted customers or clients of the Company and/or any of its wholly-owned subsidiaries, that is competitive with business conducted by the Company as of the date of termination or during the period for the six (6) months prior to the date of termination, with the term “targeted” meaning customers or clients that the Company has contacted within the last six (6) months prior to the date of termination of the Employment Period (with the term “contacted” to exclude any mass email or mass regular mailings, mass media marketing methods or mass telemarketing or meeting at an industry or trade function without further action by the Company); or included in a sales or strategic plan of the Company that Executive is aware of prior to the date of termination of the Employment Period; nor shall Executive solicit any other Person to engage in any of the foregoing activities or knowingly request, induce or attempt to influence any than existing or targeted customers, clients, suppliers, consultants, or any other Persons who have engaged in business with the Company to curtail any business they are currently, or in the last 36 months have been, transacting with the Company (the “Non-Compete). Nothing herein will prevent Executive from being a passive owner of not more than 1% of the outstanding stock of any class of a corporation which is engaged in a competitive business of the Company and which is publicly traded, so long as Executive has no participation in the business of such corporation. For the purposes of this Agreement, such passive ownership of shares shall not be deemed to constitute participation in the business of the corporation. Furthermore, during the Non-Compete Period, Executive shall not, without the prior written consent of the Company, directly or indirectly, knowingly solicit or encourage or attempt to influence any existing employee, consultant or other Person or recruit to leave or discourage their employment with the Company. Executive agrees that the restraint imposed under this paragraph 6 is reasonable and not unduly harsh or oppressive. Executive shall be entitled to provide any prospective employer with a complete copy of this Agreement.

(c) If, at the time of enforcement of any provision of paragraph 6(b) above, a court or arbitrator holds that the restrictions stated therein are unreasonable or unenforceable under circumstances then existing, then the Company and Executive agree that the maximum period, scope, or geographical area reasonable or permissible under such circumstances will be substituted for the stated period, scope, or area.

(d) Since a material purpose of this Agreement is to protect the Company’s investment in the Executive, and to secure the benefits of Executive’s background and general experience in the industry, the parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this paragraph 6. Therefore, in the event of a breach by Executive of any of the provisions of this paragraph 6, the Company or their successors or assigns may, in addition to other rights and remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions of this Agreement.

7. Confidential Information and Inventions. Executive acknowledges that the information, data, and trade secrets (collectively, “Confidential Information”) obtained by Executive during the course of Executive’s performance under this Agreement concerning the business or affairs of the Company are the property of the Company. For purposes of this Agreement, “trade secret” means any method, program or compilation of information which is used in the Company’s business, including but not limited to: (a) techniques, plans and materials used by the Company, (b) marketing methods and strategies employed by the Company, and (c) all lists of past, present or targeted customers, clients, suppliers, business partners, teaming members and/or other Persons who have done business with either the Company or any of its wholly-owned subsidiaries. Executive agrees that Executive will not disclose to any unauthorized Person or use for Executive’s own account any of such Confidential Information without the written consent of the Company. Executive agrees to deliver to the Company at the termination of Executive’s employment, or at any other time the Company may request, all memoranda, notes, plans, records, reports and other documents (and copies thereof) relating to the business of the Company which Executive may then possess or have under Executive’s control. Notwithstanding the terms of this Agreement, Confidential Information may be disclosed by the Executive in furtherance of the Company’s business, when and to the limited extent compelled by written notice from a government agency or when and to the limited extent compelled by legal process or court order by a court of competent jurisdiction if the Executive has given the Company prompt written notice of such request or order and the Confidential Information to be disclosed as far in advance of its disclosure as possible so that the Company may seek appropriate protective order or waive compliance by the Executive, or in connection with the proposed performance by the Executive of his duties under this Agreement. Confidential Information does not include information which (a) is generally known to the industry or the public other than as a result of a breach of this Agreement or any other agreements by the Executive, or (b) is or becomes available to the Executive on a non-confidential basis from a source other than the Company or its subsidiaries or affiliates or their respective directors, employees, or agents.

The Company will own any and all right, title, or interest that Executive may develop or establish in any designs, products, discoveries, inventions, original works of authorship, trade secrets, innovations, improvements, developments, modifications, know-how, technology, process, management reports, internal reports and memoranda, product development plans and strategies, customer lists, marketing, pricing, and sales plans, policies, and strategies, whether or not patentable which Executive conceives, reduces to practice, devises, develops, discovers, or incorporates in Company products or services, either alone or jointly, or to which Executive otherwise contributes during the term of Executive’s employment with the Company, insofar as such may either (a) relate to or arise out of the business of the Company, whether or not during business hours and whether or not Company resources are utilized, or (b) involve the use of Company resources, including Executive’s time and attention during business and/or non-business hours (“Employer Work Product”). Executive will make a complete and prompt disclosure of all Employer Work Product to the Company at all times that any such Employer Work Product arises, and Executive hereby irrevocably and exclusively assigns to the Company, without further compensation, all rights in all Employer Work Product.

During the term of this Agreement and at the sole cost of the Company, Executive will do all reasonable acts and things as may be reasonably necessary to confirm and vest the entire right, title and interest in the Employer Work Product in the Company and to secure to the Company full protection of the same, including without limitation, the execution and delivery of assignments, patent applications, and other documents or papers, whether during employment with the Company or any time after termination of such employment. In order to confirm the rights of the Company, Executive also will assign to the Company any and all copyrights and reproduction rights to any written material prepared by Executive during employment with the Company. In addition to the foregoing, without compensation but at the Company’s expense, for a period of two (2) years following the termination for any reason of employment with the Company, Executive, upon reasonable notice by the Company, will cooperate with the Company in securing or defending the right, title, and interest of the Company in the Employer Work Product (subject in all cases to the then obligations and responsibilities of the Executive).

Notwithstanding the foregoing, Executive will retain all right, title and interest in any intellectual property that is (i) developed exclusively during non-business hours of the Company or when Executive is not working for the Company; (ii) developed without the use of any Company resources (including, but not limited to, Company technology, research, materials, equipment, patient information and patient participation in any test trials); (iii) not in any way related to the current or prospective business of the Company (of which the Executive is aware); and (iv) disclosed in writing by Executive to the Company (A) prior to the signing of this Agreement with respect to any intellectual property that was developed prior to the signing of this Agreement or (B) within ten (10) days of being conceived or otherwise developed by or on behalf of Executive after the date of the signing of this Agreement.

Executive expressly acknowledges and agrees that Executive has disclosed to the Company in writing prior to signing this Agreement, any and all designs, discoveries, inventions, original works of authorship, trade secrets, innovations, improvements, developments, modifications, know-how, technology, process, management reports, internal reports and memoranda, customer lists, marketing plans or pricing policies of Executive (collectively “Executive’s Intellectual Property”), with Executive hereby irrevocably and exclusively assigning and transferring all Executive’s Intellectual property to the Company without any further compensation other than the consideration payable to Executive under the terms of the Purchase Agreement. With respect to any of Executive’s Intellectual Property (i) that Executive has not disclosed to the Company pursuant to this paragraph 7 but that is incorporated into products or services of the Company or brought to the Company for use in the products or services of the Company or (ii) that Executive has disclosed in writing to the Company but incorporated into work performed for the Company without the prior written permission of the Company, Executive hereby exclusively assigns and transfers to the Company, without further compensation, all rights in all such Executive’s Intellectual Property in accordance with this paragraph 7.

8. Code Section 409A

(a) Unless otherwise expressly provided, any payment of compensation by the Company to the Executive for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder (Section 409A”), whether pursuant to this Agreement or otherwise, shall be made on or before the fifteenth (15th) day of the third (3rd) month following the later of the end of the calendar year or the end of the Company’s fiscal year, in either case in which the Executive’s right to such payment vests (i.e., is not subject to a “substantial risk of forfeiture” for purposes of Section 409A or unless delay is permitted pursuant to Section 409A. All payments of “nonqualified deferred compensation” (within the meaning of Section 409A) by the Company to the Executive are intended to comply with the requirements of Section 409A, and this Agreement shall be interpreted consistent therewith. Neither the Company nor the Executive, individually or in combination, may accelerate any such deferred payment, except in compliance with Section 409A, and no amount shall be paid prior to the earliest date on which it is permitted to be paid under Section 409A. In the event that the Executive is determined to be a “key employee” (as defined in Section 416(i) of the Code (without regard to paragraph (5) thereof)) of the Company or its affiliates at a time when the Company or its affiliates has stock which is deemed to be publicly-traded on an established securities market for purposes of Section 409A, payments determined to be “nonqualified deferred compensation” thereunder and payable following termination of the Executive’s employment with the Company shall be made to the Executive no earlier than the earlier of (i) the last day of the sixth (6th) complete calendar month following the month in which occurs the Executive’s separation from service with the Company and its affiliates within the meaning of Code Section 409A, or (ii) the date of the Executive’s death, consistent with the provisions of Section 409A. Any payment delayed by reason of the prior sentence shall be paid out in a single lump sum at the end of such required delay period in order to catch up to the original payment schedule, without interest thereon. Notwithstanding anything herein to the contrary, no amendment may be made to this Agreement if it would cause the Agreement or any payment hereunder to not be in compliance with the requirements of Section 409A.

(b) Notwithstanding anything in this Agreement to the contrary, the parties shall use commercially reasonable efforts to make all terms of this Agreement consistent with and all payments made pursuant to this Agreement payable at such times as to not result in any penalty, interest and/or tax to the Executive pursuant to the provisions of Section 409A. If after the date hereof the Company indemnifies or otherwise protects any other executive or employee with regard to any liability pursuant to Section 409A, then automatically and without further action on the part of the Company.

9. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by overnight courier (e.g., Federal Express) or mailed by first class certified mail, return receipt requested, to the recipient at the address below indicated:

To Company:

MHHC Enterprises Inc.

c/o Frank Hawley, CEO

/s/ Frank Hawley

To Executive:

Anderson Salgado

/s/ Anderson Salgado

or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement will be deemed to have been given when so delivered, sent or mailed.

10. Miscellaneous. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. The parties agree that (i) the provisions of this Agreement shall be severable in the event that any of the provisions hereof are for any reason whatsoever invalid, void or otherwise unenforceable, (ii) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (iii) the remaining provisions shall remain enforceable to the fullest extent permitted by law. This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements, or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors and assigns. Executive may not assign Executive’s rights or delegate Executive’s obligations hereunder without the prior written consent of the Company. The Company may assign its respective rights and delegate its duties hereunder without the consent of Executive to Permitted Transferees. All questions concerning the construction, validity and interpretation of the Agreement will be governed by the internal law, and not the law of conflicts, of the State of Washington. All parties hereby consent to subject matter jurisdiction, personal jurisdiction and venue in the appropriate federal court located in or serving the State of Washington for disputes under this Agreement. Any provision of this Agreement may be amended or waived only with the prior written consent of the Company and Executive.

11. Definitions. “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a governmental entity or any department or agency thereof, and any other type of entity whatsoever.

“Permitted Transferee” shall mean a subsidiary, affiliate, or successor of the Company, provided that in the event of an assignment to a subsidiary or affiliate of the Company, the Company shall remain liable for all of the obligations contained in this Agreement.

SPACE LEFT INTENTIONALLY BLANK. SIGNATURES TO FOLLOW.

SIGNED ON THIS 23 DAY OF APRIL 2021:

FOR THE COMPANY:

/s/ Frank Hawley

NAME:

TITLE:

FOR EXECUTIVE:

/s/ Anderson Salgado

NAME: Anderson Salgado, CEO

EXHIBIT A

[*]

eCommerce /Extension

10.20.2020

Project Number 10202020-01

[*]	1

Overview

[*]	will build and install an extension and eCommerce ecosystem that will drive sales, as well as capture product conversion and customer retention on items advertised and sold through affiliate programming.

[*]	has designed the project and will be supervising the entire process and communicating with
[*]	on daily and weekly basis to ensure the project is completed in due time and according with the project guidelines

Goals

1.	Build an Extension that offers cheaper products and relevant addons, such as warranties, to users as they browse the web.
2.	Build an eCommerce marketplace that sells products in house as well redirects customers to affiliates.
3.	Allow for the collection of analytics pertaining to customer retention and product conversion.

[*]	2

Specifications

[*]	3

●	Extension
○	Landing Page
■	Graphic Design
■	Copywriting
○	Initial eCommerce Platforms supported
■	Amazon
■	Ebay
■	Shopify
○	Gathered info on ecommerce sites
■	Product Codes of interest
■	Stage in the Purchase process (browsing, add to cart, view cart, cart complete)
○	Send info to api server, api server responds with action and product data
■	Cheaper elsewhere, redirect
■	Add on product available at current e-commerce site
■	Add on product available at Client’s store.
■	could be a physical item, digital good, or warranty

○	Checkout
■	Quick checkout directly from extension popup
■	AmazonPay
■	Braintree
■	Stripe

●	API
○	Analyze stage of checkout process and the current products to decide course of action
■	If Browsing - check for lower prices in database
■	Add to cart - check for addon products that are available on that e-commerce site
■	View cart - check for addon products that are available on that e-commerce site
■	Cart complete - check for addon products available on Anderson's
○	Authentication for extension using eCommerce User accounts

●	E-commerce store
○	Product Browsing by category
○	Product search
○	Cart & Checkout
○	User Account administration
○	Static Pages
■	About us
■	Contact us
■	Privacy / ToS (should be supplied by client)

[*]	4

●	Administrator Backend
○	Catalog Management
■	Products
■	1st party
■	3rd party affiliate / agreement
■	Monitor pricing from source
■	Recommendation relationships
■	This will manage the extension recommendations
○	Data Analytics
■	Events from eCommerce marketplace
■	Events from extension

●	Server Installation and Testing
○	Hosting Setup
○	API installation
○	eCommerce Installation
○	Database/Redis installation
○	Mailer Installation
○	Domain/ DNSSetup
○	Cron Job Setup (mostly for price monitoring of affiliate products)

[*]	5

Milestones and Payments- Project costs for milestones are [*]. [*] of project cost is due within [*] -days and is refundable if milestone deliverables are not functioning as designed.

Each milestone is assessed a value of [*]. A milestone is subject to a [*] reduction in payment value if the milestone is completed on each due date. A due date will be defined upon signature of the contract.

Completion means the milestone meets project sponsors expectations, the milestone has been fully tested and the functions can be performed live without failure, without errors, and produces the outcomes defined in the milestone.

I.	eCommerce Platform-Value of Milestone- [*] due [*]-days after signature of contract
II.	API -Value of Milestone- [*] due [*]-days after signature of contract
III.	EXT-Value of Milestone- [*] due [*]-days after signature of contract

IV.	Backend System Administration Value of Milestone- [*] due [*]-days after signature of contract.
V.	Installation-Value of Milestone- [*] due [*]-days after signature of contract
VI.	Testing-Value of Milestone- [*] due [*]-days after signature of contract

[*]	6

MileStone Specifications and Functions

I.	eCommerce Platform-We start with the platform since the data in the platform will power the rest of the features, including the extension.

A.	Product Browsing by category
B.	Product search
C.	Cart & Checkout
D.	User Account administration
1.	Email/password change
2.	Payment & Shipping
3.	Order History
E.	Static Pages
1.	Landing Page
2.	About us
3.	Contact us

1.	Privacy / ToS (should be supplied by client)

II.	API

[*]	7

The API will serve as the gateway to the product database for the extension.

A.	Analyze stage of checkout process and the current products to decide course of action
1.	If Browsing - check for lower prices in database
2.	Add to cart - check for addon products that are available on that e-commerce site
3.	View cart - check for addon products that are available on that e-commerce site
4.	Cart complete - check for addon products available on Anderson's
B.	Authentication for extension using eCommerce User accounts
C.	Manage user account information endpoint

III.	Extension

This phase will consist of working on the scraping and presentation utilities necessary for each supported eCommerce platform.

A.	Landing Page to advertise extension and point to chrome store
1.	Graphic Design
2.	Copywriting
B.	Initial eCommerce Platforms supported
1.	Amazon
2.	Ebay
3.	Shopify
C.	Gathered the following info on ecommerce sites
1.	Product Codes of interest
2.	Stage in the Purchase process (browsing, add to cart, view cart, cart complete)
D.	Send info to api server, api server responds with action and product data
1.	Cheaper elsewhere, popup prompting a redirect
2.	Add on product available at current e-commerce site, checkout flow
3.	Add on product available at Client’s store, checkout flow
a)	could be a physical item, digital good, or warranty
E.	Checkout
1.	Quick checkout directly from extension popup
a)	AmazonPay
b)	Braintree
c)	Stripe
F.	User Account management
1.	Settings page to manage extension settings
a)	Email
b)	Password
c)	Payment Information

IV.	Backend System Administration

This phase adds in the ability to control the product catalog and data analytics for a lay person.

[*]	8

A.	Catalog Management - An interface for managing products and recommendations
1.	Products
a)	1st party
b)	3rd party affiliate / agreement
(1)	Monitor pricing from source
2.	Recommendation relationships
a)	This will manage the extension recommendations
B.	Data Analytics
1.	Data table to explore raw events
2.	Up to 6 Graphs With exploration controls
3.	Events
a)	Events from eCommerce marketplace
b)	Events from extension

V.	Installation

The codebase will be complete at this point and we will deploy to the hosting platform.

A.	Hosting Setup
B.	API installation
C.	eCommerce Installation
D.	Database/Redis installation
E.	Mailer Installation
F.	Domain/ DNSSetup
G.	Cron Job Setup (mostly for price monitoring of affiliate products)

[*]	9

VI.	Testing

The site will be tested and submitted to your team for confirmation and acceptance.

1.	Q & A team will review all components of the site for errors.
2.	Your team will review and submit change requests.

[*]	10

Terms

I.	Development Timeframe

Project Commencement will be within [*] days of contract signing. Client Testing will be ready [*] days from project commencement.

Due to the unpredictable nature of Client change requests, time frames after that must be established on case-by-case basis

II.	Total

$[*]

III.	Payments

Payments can be made via credit card, ACH deposit, check, paypal, or venmo. [*] of the project total will be due before project commencement.

Until balance is paid in full, all assets, services, servers, and sites are considered experimental and should not be publicly accessed or advertised as they are subject to changes and maintenance.

IV.	Cancellation Fees

Cancellation of the project after contract signing will result in a cancellation fee of [*] of the remaining balance.